EXHIBIT 10.3

TRANS WORLD

ENTERTAINMENT

Personal and Confidential

October 17, 2016

Dear Josh:

I am pleased to offer you the position of Chief Executive Officer with etailz Inc. (“etailz”), a subsidiary of Trans World Entertainment Corporation (the “Company”). As Chief Executive Officer with etailz, you will report to the Chief Executive Officer of the Company (or his successor).

This position is offered on and subject to the following terms and conditions. The description of the terms of the employee benefit plans and programs below is subject to their terms, as in effect from time to time, and which may be amended by etailz or the Company at any time.

The terms of this offer of employment will take effect from the date of this Agreement, October 17, 2016 (the “Commencement Date”).

1.	Base Salary: Subject to any increases as may be approved by the Company, your base salary will be at least $275,000 per annum (subject to withholdings) through the end of fiscal year 2017 and will be subject to annual performance reviews each year. The annual review cycle runs from February 1 through January 31 with any merit increases being awarded around May 1 of the following fiscal year.

2.	Bonus Program: For fiscal year 2017, you will be eligible to earn a cash bonus in a target amount of 50% of your base salary (the “Target Bonus Amount”), with a maximum cash bonus potential of 100% of your base salary (the “Maximum Bonus Amount”) as determined by the Company. The terms of future bonus plans and targets, as set by the Compensation Committee of the Board of Directors of the Company from time to time, will be communicated to you for each fiscal year. Bonus payments will be made around May 1 of the following fiscal year.

3.	Benefits; Group Health Insurance: During your employment, you shall be entitled to participate in all employee benefit plans and programs available to etailz’s employees generally, subject to the terms of such plans or programs as such plan and programs may change from time to time.

4.	Employment At-Will; Termination: This offer of employment does not and shall not constitute any guarantee of employment and, as such, your employment is “at will.” Your employment may be terminated by you or by etailz or the Company at any time with or without cause, subject to the paragraph included below. In the event that your employment ends, for whatever reason, you shall tender your resignation from all positions you hold with Trans World Entertainment, effective on the date your employment is terminated. In addition to any other payments that may be payable to you in accordance with this

Agreement, upon any termination of your employment for any reason, you shall be entitled to receive (A) all accrued, but unpaid base salary, (B) all accrued and unpaid vacation; and (C) reimbursement of all business expenses incurred prior to the date of termination. For purposes of this Agreement, these amounts shall be collectively referred to as the “Accrued Obligations.”

In the event that you terminate your employment hereunder for any reason, you shall give the Company not less than thirty (30) days written notice prior to the date on which you intend to terminate such employment. The foregoing notwithstanding, the Company may, in its sole discretion, waive all or a portion of such thirty (30) day notice requirement, in which event your resignation shall become effective on such earlier date as may be designated by the Company.

5.	Severance Pay Upon Certain Events: In addition to the payment to you of the Accrued Obligations, in the event that (A) your employment is terminated by etailz or the Company other than for Cause (as defined in Section 13), or (B) by you for Good Reason (as defined in Section 13) during the term commencing on the Commencement Date and continuing through May 1, 2019, and subject to you signing a severance agreement containing a general release of all claims in a form prepared by the Company (and not revoking the release during any applicable statutory revocation period), and which shall become effective not more than fifty (50) days after the date of your termination, you shall be entitled to:

(i) salary continuation for a period of 26 weeks (the “Severance Period”);

(ii) all shares of stock issued to you in accordance with Section 2.5(a)(iv) of the Share Purchase Agreement dated as of the date hereof by and among etailz, the Sellers and Sellers’ Representative (as defined therein) and the Company (the “Purchase Agreement”) in connection with the acquisition by the Company of etailz shall accelerate and become fully vested and no longer subject to any restriction; and

(iii) provided that you, are participating in the Company’s group health, dental and vision plans on the termination date and elect on a timely basis to continue that participation in some or all of the offered plans through the federal law commonly known as “COBRA,” the Company will reimburse you for your actual COBRA premiums paid for the Severance Period or until you are eligible to enroll in the health, dental and/or vision plans of another employer, if earlier.

The foregoing notwithstanding, if you obtain a subsequent employment position or engagement prior to the expiration of the Severance Period, any compensation or fees you earn or receive during the Severance Period pursuant to such subsequent employment or engagement shall reduce the Company’s severance payment obligations hereunder on a dollar for dollar basis. You will provide the Company with written notice as soon as practicable following the date you obtain a subsequent position, which notice shall further specify the amount of compensation you will receive from such subsequent employment or engagement during the Severance Period.

6.	Death; Disability. In addition to any other amounts or benefits to which you may be entitled under the Company’s benefit plans or as a matter of law, in the event your employment terminates as a result of your death or Disability (as defined below), you shall be entitled to receive: (i) all Accrued Obligations, and (ii) all shares of stock issued to you in accordance with Section 2.5(a)(iv) of the Purchase Agreement in connection with the acquisition by the Company of etailz shall accelerate and become fully vested and no longer subject to any restriction.

For purposes of this Agreement, “Disability” means your inability to perform the essential functions of your regular duties and responsibilities, as Chief Executive Officer of etailz, with or without reasonable accommodation, due to a physical or mental injury, illness or impairment for a period of (1) six consecutive months or (ii) an aggregate of nine months (whether or not consecutive) in any 12-month period.

7.	Non-Solicitation: During your employment with, and for a period of twenty-four (24) months commencing on the date you leave the employ of the Company, etailz and their respective subsidiaries and affiliates (“Trans World Entertainment” or “TWE”), for whatever reason, you shall not, directly or indirectly, as a sole proprietor, member of a partnership, an officer or director, a shareholder or investor in a non-public corporation, or as an employee, agent, associate or consultant of any person, firm or corporation: (i) solicit, induce or attempt to induce any employee or service provider of TWE to leave the employ of TWE, or in any way interfere with the relationship between TWE and any employee or service provider thereof, (ii) solicit any business from any person or entity who was (A) a client, customer, supplier or other business relation of etailz as of the date hereof, (B) a client, customer, supplier or other business relation of TWE with whom you or any employee directly or indirectly supervised by you had direct contact at any time during the two-year period immediately preceding the termination of your employment from TWE (each a “Restricted Party”), (iii) otherwise interfere with the relationship between TWE and any Restricted Party, or (iv) accept or service any e-commerce or online marketplace or similar business of any type from any Restricted Party.

8.	Non-Compete: During your employment with and for a period of twelve (12) months, commencing on the date you leave the employ of TWE, for whatever reason, you shall not, directly or indirectly, without the prior written consent of the Company, engage in or become employed by, or become an officer, employee, director, agent, consultant, contractor, shareholder, member or partner of or lender to, or otherwise hold an interest in, any person or entity that competes with or engages in the sale or provision of products or services similar to those sold, provided or offered by etailz at any time, or otherwise sold, provided or offered by TWE during the two year period immediately prior to date on which your employment with TWE, except for your ownership of less than 5% of the stock or other equity interests of a publicly traded firm or corporation.

9.	Confidentiality: In consideration of this offer of employment, you agree not to disclose Confidential Information to any third party or misappropriate any Confidential Information, unless you are required by law to make any such disclosure. The covenant shall run for the period of your employment and survive your separation from TWE for any reason whatsoever. “Confidential Information” shall include trade secrets and other non-public or proprietary TWE information, reports, material and documents. You will execute as a condition of employment such freestanding trade secrets, confidentiality and intellectual property agreement as shall be mutually agreed to between you and the Company.

You also agree to keep the terms of this offer letter confidential and not to disclose its contents, in whole or in part, to any persons other than to your family members and advisors, unless TWE shall have publicly disclosed the contents hereof.

Anything herein to the contrary notwithstanding, the provisions of this Paragraph 9 shall not apply (i) when disclosure is required by law or legal process, (ii) with respect to any litigation, arbitration or mediation involving this offer letter, or (iii) as to Confidential Information that becomes generally known to the public or within the relevant trade or industry other than due to your violation of this Paragraph 9.

10.	Intellectual Property. You agree that you shall promptly communicate and disclose in writing to the Company all inventions (whether or not patentable), suggestions, concepts, formats, arrangements, discoveries, developments, ideas, licenses, writings, designs, software (whether in source or object code form), patents, copyrights, trademarks, trade secrets, know-how and patent, copyright and trademark applications which are made, conceived, developed or reduced to practice by you alone, or jointly with others, whether or not during normal business hours, during the time of the your employment with etailz or the Company, so long as they are within the scope your employment or applicable or related in any way to the present or potential businesses, products or services of TWE, in each case as reasonably determined by the Company (hereafter, collectively “Inventions”). You hereby assign all of your right, title and interest in all such Inventions to the Company, free and clear of any claims by you of any character whatsoever, unless the Company notifies you in writing that the Invention belongs to you in whole or in part. You agree that with respect to any Invention that may qualify as a “work made for hire” as defined in 17 U.S.C. §101, such Invention is and will be deemed a “work made for hire” and the Company will have the sole right to the copyright (or, in the event that any such Invention does not qualify as a “work made for hire”, the copyright and all other rights thereto will be assigned as above). As to such Inventions, upon the Company’s request, you shall: (i) execute all documents and provide all assistance necessary or proper to enable the Company to establish, record, perfect, transfer and defend title to such Inventions and to enable the Company to file and prosecute patent, copyright and trademark applications in the United States and any foreign country; and (ii) do all other things (including the giving of evidence in suits and proceedings) to obtain, maintain and assert patents, copyrights, trademarks or other rights in such Inventions.

11.	Miscellaneous: You hereby agree and acknowledge that (i) the foregoing restrictions under this Agreement (A) are reasonable as to time and scope, (B) are reasonable and necessary in order to protect the legitimate interests of TWE, (C) do not impose on you undue hardship and (D) are not injurious to the public, (ii) TWE competes for clients and customers throughout the world, (iii) the Company would not have entered into this

Agreement in the absence of the restrictions set forth here, (iv) a breach or threatened breach of your covenants and restrictions could cause irreparable harm to TWE for which it would have no adequate remedy at law. Accordingly, notwithstanding any language contained in this Agreement, and in addition to any remedies which the Company may have at law, in the event of an actual or threatened breach of your covenants and restrictions contained in this Agreement, the Company shall have the absolute right to apply to any court of competent jurisdiction for such injunctive or other equitable relief as such court may deem necessary or appropriate in the circumstances (without the requirement of posting a bond or any other type of undertaking). Additionally, you agree that in the event that any court of competent jurisdiction should hold that the duration, area, scope or other term of a restriction set forth in this Agreement is unreasonable or unenforceable under circumstances now or hereafter existing, the maximum duration, area and scope of restriction and other term reasonable under the circumstances shall be substituted. In the event that you or the Company initiates any proceeding in an attempt to confirm or enforce either of your rights under Paragraph 7 or 8 of this Agreement, the parties agree that the time period during which you are restricted pursuant to this Agreement will be tolled to the furthest extent allowed under applicable law. In the event of any proceeding relating to the foregoing, or otherwise relating to the enforcement of any of the provisions of this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys’ fees and expenses.

This offer letter shall be governed by and construed and interpreted in accordance with the laws of the State of New York without reference to the principles of conflict of laws. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of New York, or, if it has or can acquire jurisdiction , in the United States District Court for the Southern District of New York, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. This offer letter may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Signatures delivered by facsimile or PDF shall be effective for all purposes.

12.	Section 409A.

The parties intend that this Agreement and the payments and benefits provided hereunder be exempt from the application of Section 409A, and the rules and regulations issued thereunder, to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the involuntary separation pay plan exception described in Treasury Regulation Section 1.409A-1(b)(9)(iii), or otherwise. To the extent Section 409A is applicable to this Agreement, the parties intend that this Agreement and any payments and benefits hereunder comply with the deferral, payout and other limitations and restrictions imposed under Section 409A so as to avoid the imputation of any tax, penalties, accelerated taxation or interest under Section 409A. Notwithstanding anything herein to the contrary, this Agreement shall be construed, interpreted, operated and administered in a manner consistent with such inten-

tions; provided that no action or failure to act pursuant to this Section 12 shall subject the Company or etailz to any claim, liability, or expense, and the Company and etailz shall not have any obligation to indemnify or otherwise protect you from any obligation to pay any taxes, interest or penalties pursuant to Section 409A.

Without limiting the generality of the foregoing, and notwithstanding any other provision of this Agreement to the contrary, the parties agree that if (i) it is determined that you are a “specified employee” within the meaning of Section 409A upon the date of your termination, and (ii) some or any portion of the amounts payable to you, when considered together with any other severance payments or separation benefits which may be considered deferred compensation under Section 409A (together, the “Deferred Compensation Separation Benefits”) would result in the imposition of the penalty tax under Section 409A if paid to you on or within the six (6) month period following the termination date, then to the extent such portion of the Deferred Compensation Separation Benefits resulting in the imposition of additional tax would otherwise have been payable on or within the first six (6) months following the date of your termination, it will instead become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the termination date (or such longer period as is required to avoid the imposition of additional tax under Section 409A). All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit.

13.	“Cause” For purposes of this Agreement, you shall be deemed terminated for Cause if the Company terminates your employment because you: (a) committed fraud, theft, misappropriation or embezzlement of the Company’s funds; (b) have been indicted for or entered a plea of guilty or nolo contendere to (i) any felony or any other crime involving fraud or misrepresentation or (ii) any other crime (whether or not connected with your employment) the effect of which is likely to adversely affect TWE; (c) have committed intentional acts that materially impair or cause material damage to the goodwill or business of TWE; (d) breached any material provision of this Agreement or any material policy of TWE; or (e) have refused to perform or have materially neglected or engaged in misconduct in the performance of your material job duties and responsibilities.

Any voluntary termination by you in anticipation of a termination for Cause under this definition, or a separation for other than Cause at a time when grounds for termination for Cause exist, shall be deemed a termination for Cause.

“Good Reason” For purposes of this Agreement, your resignation shall be deemed to be for Good Reason if you resign following any one or more of the following without your consent:

a.	A material reduction of your base salary;

b.	Any failure to pay you any of the compensation amount described in Section 1 of this Agreement;

c.	Assignment of duties by the Company that are materially inconsistent with your position of Chief Executive Officer of etailz; or

d.	Relocation of more than 25 miles from the location of etailz headquarters as of the date of this Agreement in Spokane, Washington;

provided however, that for purposes of “Good Reason”, nothing described above shall constitute Good Reason unless you have notified the Company in writing describing the event which constitutes Good Reason within 45 days after the occurrence of such event and then only if the Company shall have failed to cure such event within 45 days after the Company’s receipt of such written notice and you elect to terminate your employment as a result at the end of such 45 day cure period.

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If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Mike Feurer

Mike Feurer
Chief Executive Officer

ACKNOWLEDGED AND AGREED TO:

/s/ Josh Neblett

Josh Neblett

October 17, 2016

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